LAW DEPARTMENT
                             ICAHN ENTERPRISES L.P.
                            AND AFFILIATED COMPANIES
                          767 FIFTH AVENUE - 47TH FLOOR
                            NEW YORK, NEW YORK 10153
                          TELEPHONE NO. (212) 702-4300
                             FAX NO. (212) 688-1158

ANDREW N. LANGHAM, COUNSEL                             DIRECT DIAL: 212-702-4382
                                                       EMAIL: ALANGHAM@SFIRE.COM

                                   May 2, 2008

VIA EDGAR, FEDERAL EXPRESS AND E-MAIL
-------------------------------------

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention: Nicholas P. Panos, Esq.

RE:  REVISED PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A FILED BY
     CARL C. ICAHN ET AL. (COLLECTIVELY, THE "PARTICIPANTS")
     REGARDING BIOGEN IDEC INC. ("COMPANY") ON MAY 1, 2008
     FILE NO. 000-19311
     ------------------------------------------------------------

Ladies and Gentlemen:

     Pursuant to Rules 101 and 310 of Regulation S-T under the Securities Act of 1933, as amended (the "Securities Act") transmitted herewith via EDGAR for filing with the Securities and Exchange Commission (the "Commission") on behalf of the Participants is Amendment No. 1 to the Preliminary Proxy Statement (the "Proxy Statement") in connection with the above referenced Schedule 14A filing.

     The Proxy Statement has been prepared in response to the comment letter of the staff (the "Staff") of the Division of Corporation Finance, dated April 28, 2008 (the "Comment Letter"). Please be advised that the requested changes have been made in the Proxy Statement where appropriate as marked on the redline of the Proxy Statement enclosed hereto (the "Redline"). In addition, the Participants responses to the Staff's comments are discussed below. The section headings and response numbers set forth below correspond to those contained in the Comment Letter

     For your convenience, a courtesy copy of this letter and the Redline will be sent to you by Federal Express and by email.

SCHEDULE 14A
------------

General
-------

     1. Biogen has not publicly disclosed the time, date, location or record date for the 2008 Annual Meeting, and as a result, the Participants have not included this information in the Proxy Statement. The Participants intend to wait for the company to provide this information before mailing the Proxy Statement.

     2.   In  response  to  the  Staff's   comments,   the   Participants   have
          supplemented the disclosure in the Proxy Statement by adding the following:

          "At the Annual Meeting, the Participants (as hereinafter defined) will seek to elect to the Board of Directors of Biogen - Dr. Alexander J. Denner, Dr. Anne B. Young and Professor Richard C. Mulligan (each a "Nominee", and collectively, the "Nominees") who has each consented to being named in this Proxy Statement and, if elected, to serve as a director."


     3.   o    In response to  the  Staff's  comments   regarding  the  Nominees
               independence, the Participants have revised the disclosure in the Proxy Statement to state the following:

               "The Nominees would not be barred from being considered independent under the independence requirements of The NASDAQ Stock Market, Inc. and the independence standards applicable to Biogen under paragraph (a)(1) of Item 407 of Regulation S-K under the Securities Exchange Act of 1934, as amended."

          o    In  response  to  the  Staff's  comments  regarding  Dr.  Young's
               background   information,   the  Participants  have  revised  the
               disclosure in the Proxy Statement to state the following:

               "Dr. Young . . . is a researcher and clinician whose work has concentrated on neurotransmitter systems in the basal ganglia and their role in Huntington's, Alzheimer's and Parkinson's diseases."

               Furthermore, Dr. Young's work on glutamate as a neurotransmitter has been widely published. In 1974, Dr. Young published an article "Glutamic acid: selective depletion by viral induced granule cell loss in hamster cerebellum," which provided the first biochemical evidence for glutamate as a neurotransmitter. The full citation to the referenced article is Young AB, Oster-Granite ML, Herndon RM, Snyder SH.Glutamic acid: selective depletion by viral induced granule cell loss in hamster cerebellum.Brain Res., 1974 Jun 14;73(1):1-13.

          o In response to the Staff's comment regarding how an expansion of the size of the Board could constitute a breach of fiduciary duty under applicable law, the Participants have revised the disclosure in the Proxy Statement to state the following:

               ". . . (despite the possibility that such a decision to expand the size of the Board could constitute a breach of fiduciary duty under applicable law . . . )"

Election of Directors
---------------------

     4. In response to the Staff's comments regarding Dr. Denner's business experience, the Participants have revised the disclosure in the Proxy Statement to state the following:

          "Dr. Alexander J. Denner, 38, serves as a Managing Director of entities affiliated with Carl C. Icahn, including Icahn Partners, Icahn Master, Icahn Master II and Icahn Master III. Dr. Denner has served in this position since August 2006."

     5. In response to the Staff's comment regarding the meaning of "whose work at the bench and bedside" in the background information for Dr. Young, the Participants have revised the disclosure in the Proxy Statement to state the following:

          "Dr. Young . . . is a researcher and clinician whose work has concentrated on neurotransmitter systems in the basal ganglia and their role in Huntington's, Alzheimer's and Parkinson's diseases."

Annex A
-------

     6.   The information provided in Annex A is current as of the date hereof.

Proxy
-----

     7. In response to the Staff's comment regarding the revision to indicate that the form of proxy is a preliminary proxy, the Participants have revised the form of proxy to state that it is a preliminary proxy.

SOLICITING MATERIAL PURSUANT TO RULE 14A-12
-------------------------------------------

     8. The Participants acknowledge that all future soliciting materials will identify all parties.

     9. The Participants confirm that future filings in connection with this solicitation will not include the disclaimer "Potential" prior to the word "Participants".

     10. The Participants acknowledge that in future filings the Participants will avoid issuing statements without factual foundation that directly or indirectly impugn the character, integrity or personal reputation of Biogen's sitting Board of Directors or make charges of improper or immoral conduct by the sitting Biogen Board of Directors.

     11. The Participants confirm that future filings in connection with this solicitation will not use the language "may be deemed" to describe Mr. Icahn's beneficial ownership interest in 12,435,904 shares of Biogen common stock.

     Each of the Participants acknowledges that (i) he or it, as the case may be, is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions regarding this filing, please contact the undersigned at (212) 702-4382 or Marc Weitzen, Esq. at (212) 702-4388.

                                                           Very truly yours,



                                                           /s/ Andrew N. Langham
                                                           ---------------------